UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 2)

InflaRx N.V.

(Name of Issuer)

Common Stock, nominal value €0.12 per share

(Title of Class of Securities)

N44821101

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N44821101	13G	Page 2 of 6 Pages

1	Names of Reporting Persons BCLS Investco, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares of Common Stock
	6	Shared Voting Power 0 shares of Common Stock
	7	Sole Dispositive Power 0 shares of Common Stock
	8	Shared Dispositive Power 0 shares of Common Stock
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of Common Stock
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person PN

Item 1(a)	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is InflaRx N.V. (the “Company”).

Item 1(b)	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at Winzerlaer Strasse 2, 07745 Jena, Germany.

Item 2(a)	Name of Person Filing

This Schedule 13G is being filed by BCLS Investco, L.P., a Cayman exempted limited partnership (the “Reporting Person”).

Bain Capital Life Sciences Investors, LLC, a Delaware limited liability company (“BCLSI”), whose managers are Jeffrey Schwartz and Adam Koppel, is the general partner of the Reporting Person. As a result, each of BCLSI, Mr. Schwartz and Dr. Koppel may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Person.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the Reporting Person, BCLSI, Mr. Schwartz and Dr. Koppel is 200 Clarendon Street, Boston, MA 02116.

Item 2(c)	Citizenship

The Reporting Person is organized under the laws of the Cayman Islands. BCLSI is organized under the laws of the State of Delaware. Mr. Schwartz and Dr. Koppel are citizens of the United States.

Item 2(d)	Title of Class of Securities

The class of securities of the Company to which this Schedule 13G relates is Common Stock, nominal value €0.12 per share (“Common Stock”).

Item 2(e)	CUSIP Number

The CUSIP number of the Common Stock is N44821101.

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j) ☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4	Ownership

(a) Amount beneficially owned:

As of the close of business on December 31, 2019, the Reporting Person did not beneficially own any shares of the Company’s Common Stock.

(b) Percent of class:

See Item 4(a) hereof.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

0 shares of Common Stock

(ii) Shared power to vote or to direct the vote:

0 shares of Common Stock

(iii) Sole power to dispose or to direct the disposition of:

0 shares of Common Stock

(iv) Shared power to dispose or to direct the disposition of:

0 shares of Common Stock

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: February 14, 2020	BCLS Investco, L.P.

	By:	Bain Capital Life Sciences Investors, LLC its general partner

	By:	/s/ Adam Koppel
		Name:	Adam Koppel
		Title:	Managing Director